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                                               ORTHODONTIC CENTERS OF AMERICA
                                                               Res. #18907049
                                                      Moderator:  John Glover
                                                       5/17/01 - 7:00 a.m. MT
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                              Filed by Orthodontic Centers of America, Inc.
                              pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                              Subject Company: Orthodontic Centers of America, Inc. Commission File No.: 1-13457

         THE FOLLOWING IS A TRANSCRIPT OF A JOINT MERGER AGREEMENT CONFERENCE CALL BY ORTHODONTIC CENTERS OF AMERICA AND ORTHALLIANCE ON MAY 17, 2001.


                         ORTHODONTIC CENTERS OF AMERICA

                             MODERATOR: JOHN GLOVER
                                  MAY 17, 2001
                                  7:00 A.M. MT

Operator:         Ladies and gentlemen, thank you for standing by. Welcome to the Orthodontic Centers of America and OrthAlliance merger agreement conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, you will be invited to participate in the question and answer session. At that time, if you have a question, you will need to press the one, followed by the four, on your telephone. As a reminder, this conference is being recorded Thursday, May
                  17th, 2001.

                  I would now like to turn the conference over to Mr. John Glover, vice president of investor relations. Please go ahead, sir.

John Glover:      Thank you, operator. Good morning, everybody, and welcome to the Orthodontic Centers of America and OrthAlliance merger agreement conference call. I'm joined this morning by our chief executive officer, Bart Palmisano, Sr., our chief financial officer, Bart Palmisano, Jr., and chairman of the board of OrthAlliance, Dennis Summers.

                  I'd like to read a certain cautionary statement with regard to forward-looking language. Certain statements contained in this conference call may not be based on historical facts and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 of the Securities Exchange Act of 1934. These forward-looking statements may be identified by their reference to a future period or periods by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "may," "might," "will," "would," or "intend." These forward-looking statements include, without limitation, those relating to OCA's growth, shareholder value, benefits to OrthAlliance's affiliated orthodontists and pedodontists, accounting treatments of merger and tax effects, benefits, prospects, and completion of the merger. We caution you not to place undue reliance on the forward-looking statements contained in this conference call, and that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. A discussion of these factors can be found in the company's annual report on Form 10K for the year ended December 31, 2000, and other filings with the Securities and Exchange Commission.

                  In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the SEC. Investors are urged to read the proxy statement and prospectus that will be part of the registration statement, because it will contain important information about the merger of OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement and



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                  prospectus will be available, free of charge, both on the
                  SEC's website and from OCA and OrthAlliance directly, by requesting that from their investor relations departments.

                  I'd now like to turn the call over to OCA's chief executive officer, Bart Palmisano, Sr.

Bart Palmisano, Sr.:  Thanks, John. Welcome, everyone. This is an exciting time for us. You've got a chance, I'm sure, by now, to take a look at the press release, indicating that we formally entered into a merger with OrthAlliance, and we're very excited about that. Let me tell you a little bit about OrthAlliance. It's a leading provider of business services to orthodontic and pediatric dentistry practices in the United States. They're affiliated with about 226 orthodontists and pediatric dentists, practicing in 395 centers throughout the United States, and that's as of March 31st.

                  Let me give you a little idea about the transaction. As an overview, we propose a stock-for-stock merger of OCA and OrthAlliance. We're going to use purchase accounting treatment. It's tax-free to OCA and its stockholders. OrthAlliance stockholders are going to receive 0.1658 shares of newly issued OCA common stock for each OrthAlliance share, and that's subject to possible reduction and consideration based on the number of OrthAlliance doctors that elect to sign a three-year employment contract with OCA and adopt its systems.

                  OrthAlliance stockholders will receive shares of OCA's common stock based on a fixed exchange ratio, ranging from 0.09214 to
                  0.16585 of a share of OCA common stock. And the applicable exchange ratio is correlated, again, to the percentage of OrthAlliance's affiliated professionals that amend agreements in accordance with the terms described in the merger agreement.

                  Let me go over the strategic rationale for our entering into this agreement, and let me give you the five basic points. I'll go into each one individually. But our enthusiasm for the OrthAlliance doctors -- they have great doctors. We think that the transaction structure is fairly sound, and it's going to result in, we think, hopefully some significant earnings enhancement in the future. It's in accordance with OCA's proven track record of acquisitions. We did not overpay. And it's consistent with our strategy to bring on good, good doctors to continue to grow in the United States.

                  Our enthusiasm for doctors -- OrthAlliance basically has the same type of doctors that OCA actively recruits. We're very privileged and very fortunate to have individuals of this character. With the addition of up to 226 professionals, it's an excellent complement of OCA's existing base of over 400 doctors. We've met with some of the leading doctors of OrthAlliance, and I'm very impressed with the quality of the people and their practices.

                  As far as this being a sound transaction structure -- it enables OCA to fully understand the benefit provided from the doctors, amending their existing agreements in advance of closing the transaction. And it offers protection in the unlikely event that fewer than anticipated doctors agree to such terms, and the transaction also provides certainty and visibility. It goes back to our basic philosophy, that the value of this business, one of the things that's made it so successful, is in the goodwill of the doctors and being able to continue to grow doctors, and this transaction is no different -- we're not wavering from that philosophy one iota.

                  Let's talk a little bit about earnings enhancement. The transaction is accretive in 2002, without synergies, by approximately 9 cents a share and we conservatively expect to benefit from, we say, roughly $7.4 million in annual, identifiable cost savings. There are outstanding strategic synergies, such as enhanced revenue growth and margin expansions.

                  Let's talk about our track record of acquisitions. We've successfully integrated the -- more than half the Apple practices during the year 2000, so we have experience in gobbling up groups of individuals and being able to integrate them into our system. And, you know, we expect that we'll do the same, it's just a lot more. We had similar experience and similar challenges, you know, on a day-to-day basis. We know --


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                  it's the only business that we do, we know the business really well, and all the Apple doctors who affiliated with OCA converted to the OCA model, which we feel very strongly about.

                  I think that, you know, this is consistent with our normal strategy. It establishes OCA as a leading provider of integrated business services to orthodontic practices, and it's an opportunity to leverage resources and services over a larger base, and it will build our brand, which, as you know, we're working on. Let me also say, in closing, before I turn this over to Denny Summers, is that neither OrthAlliance nor OCA had to do this transaction. It's a very opportunistic transaction, and it really is going to, you know, prove the old adage that the sum of the parts is greater than the whole, or however that adage goes. But we think that it's something that's going to add tremendous value to all of us, and I can't tell you how much we look forward to beginning to meet some of the OrthAlliance doctors and bringing them into the fold and showing our systems and getting them to our business systems. With that, let me turn it over to Denny Summers, who's the CEO of OrthAlliance. Denny.

Dennis Summers:   Thanks, Bart. I'd like to reiterate Bart's enthusiasm for this transaction. We think that this is an excellent opportunity both for our shareholders and our doctors. As Bart mentioned, OCA has proven that it has well-developed business systems, it certainly has some excellent computer systems, buying systems, and practice management systems. In contrast, OrthAlliance is a relatively young company and, although we have systems, they're not as well-developed, and we think they're not as far along in their maturity as the OCA systems. So, with our group of fine doctors, we hope to take full advantage of OCA's superior systems, apply those to our doctors' practices, and enhance the profitability of both companies in a combined company going forward.

                  Also, OCA has proven that it has an excellent management team. They have been very effective in managing the business side of orthodontics while leaving the clinical work to the orthodontist, and we think that's a critical part of this that fits in well with the culture of OrthAlliance, and yet allows us to utilize the fine management team at OCA.

                  In conclusion, I would just say that any good transaction has to benefit both parties, and from all the work that has been put into this transaction, it's clear to me that this is a win-win situation. We look forward to completing the transaction and moving forward thereafter. Thank you.

B. Palmisano, Sr.:  And so, operator, we'd like to open this up to questions and answers.

Operator:         Thank you. Ladies and gentlemen, if you wish to register a question for today's question-and-answer session, you will need to press the one, followed by the four, on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one, followed by the three. If you are on a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. Andrew May with Jefferies and Company, please proceed with your question.

Andrew May:       Good morning.  Congratulations.

B. Palmisano, Sr.: Good morning.

A. May: Two or three questions. First, all things being equal, will a typical OrthAlliance doctor, upon signing his new agreements with OCA, get a pay raise, or take a pay cut, and how will he calculate that?

B. Palmisano, Sr.:     Well, first of all, since this is going to be a
                  stock-for-stock transaction, you know, OCA is going to -- whatever arrangement the doctor currently has with OrthAlliance is going to be in place. Now, what we intend to do is to meet with each of these doctors, show 'em our systems, try to persuade them to do a couple things. One will be to extend their agreements to at least three years, and the other thing would be to adopt our business services systems. And, for that, there will be some consideration paid. To the extent



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                  that they choose not to do it, we certainly -- we've never been able to force an orthodontist to do anything anyway, but we think that the so-called pay raise, and this has been our experience, is that once we become affiliated with a doctor, whether with it's with OrthAlliance or anyone else, margins improve dramatically, and it's because of the savings generated by the systems and the purchasing, et cetera. So in that respect, they stand to do a lot better fairly quickly, I would think. I'd be surprised if not.

A. May: But the 17 percent of revenue deals that are typical among of the ORAL doctors would be sustained following the acquisition and extended for three years?

B. Palmisano, Sr.: Well, immediately following the acquisition, yeah, they would be as is, but we also have are plans to allow the doctor to convert to OCA's method of sharing profits, and for that, to the extent that OCA's fees go up, the doctor is going to be given some additional consideration for that, which will vest over some time. And we also plan to have certain target programs whereby if the doctor is able to really grow his practice, he'll share in part of that growth. And I think that in that way, I think we're going to get over to the -- a lot of these guys over to the OCA model, which we feel very strongly about. That doesn't necessarily mean that all of them are going to do it, but we intend to go on a roadshow and meet with each one of these doctors and try to convince them that it's in their best interests to do it.

A. May: If a doctor decides he does not want to affiliate with Orthodontic Centers of America, what alternative does he have and what consideration does he have to pay to ORAL for the termination of the existing service agreement?

B. Palmisano, Sr.: Well, we reviewed, in our due diligence, every agreement that exists, and obviously we accept whatever arrangement the doctor currently has with OrthAlliance. If he chooses to buy out of his agreement, we'll negotiate some sort of a buyout, and our preference would be to use that money to repay the debt that we would assume.

 A. May: But there's no -- in this merger, no agreed-upon liquidated damage level that would permit a doctor, per se, to exit his arrangement with OrthAlliance?

B. Palmisano, Sr.: No, no, there's no change of control provision at all, no, no, no.

A. May: The accretion that you described of 9 cents in calendar '02, that excludes the $7.4 million in expected cost synergy?

B. Palmisano, Sr.: Yes.

A. May: So that's just straight on the arithmetic of the deal, is the 9 cents, you would hope to get most of the $7.4 million in addition.

B. Palmisano, Sr.: Yes.

A. May:           Thank you very much.

B. Palmisano, Sr.: You're welcome.

Operator:         Doug Simpson with Merrill Lynch, please proceed with your
                  question.

Doug Simpson:     Hi. I was just wondering-- I'm trying to get at the total
                  transaction value of the deal, and I apologize if you discussed this earlier on the call, but with respect to debt, is any debt being assumed? And then also, just kind of back of the envelope, if I use the high-end of the exchange ratio, it looks like a price of about a little under $5 a share, per ORAL share and that would imply about -- in equity side of the deal, about $61 million. I was just wondering if you could comment on that?



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                                               ORTHODONTIC CENTERS OF AMERICA
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B. Palmisano, Sr.: Sure. Bart, do you want take that?

B. Palmisano, Jr.:   Yeah. The maximum value, the implied consideration per
                  share is about $4.66 per share if we met a certain threshold of doctors. So in addition to that, we will assume debt right now, which OrthAlliance has of about $85 million currently outstanding, a little bit lower than that, that would be assumed, that will need to be, on OCA's part, a refinancing of it's line of credit in concurrence with that, but those are the basic components of the transaction as far as our purchase price.

D. Simpson:       OK, I'm just trying to understand exactly what drives that exchange ratio. Is it the type of thing where "x" percentage of docs show up. You get a higher ratio, and could you just walk us through that?

B. Palmisano, Sr.:   Yeah. It's basically -- for example, if we get -- the deal is predicated upon 10 percentage point increases of doctors, but not only of doctors, but also of service fees paid so that as the doctors agree to do two things. One, extend their current OrthAlliance agreements for three years and, number two, adopt OCA's business systems. While they'll still continue to pay the 17 percent to the extent that the doctor signed those amendments, they go into the pool and there's a minimum of 30 percent. We at least have to have 30 percent, which is probably upwards of high 50s or 60 doctors, and OCA would have the ability to walk away if it chose, if it were less than that. For each increase every 10 percentage points, there's a higher stock price that we would pay. Each 10 percentage point of doctors and service fees that we'd receive, the stock price would go up. So there's some protection for both of us, then, that it will be a sound deal.

D. Simpson:       OK, and does that 9 cents accretion level -- what's the
                  variability around that? If you-- for example, if you got 50 percent of the doctors to sign up? Does that fall 4 cents or 5 cents or?

B. Palmisano, Jr.:   That -- it falls by a few cents. We don't have it computed out, each threshold of it. The 9 cents that we computed, computes that we exceed the maximum threshold, the greater the maximum threshold to doctors.

B. Palmisano, Sr.: What do we use, like 50 percent?

B. Palmisano, Jr.:   About 60 percent, 60 percent of all the doctors. So it will kind of step down a couple of cents a share from there. Even at the lowest level, the way the deal is structured, even if we get down to minimum levels, worst-case type scenarios, the deal is still pretty -- either breakeven or somewhat accretive to us.

D. Simpson:       OK. And then just lastly, over time, do you envision the
                  OrthAlliance doctors migrating to the OCA service agreements throughout? I mean, is that the -- you know, with respect to the way in which the amounts retained by orthodontists is calculated in that issue?

B. Palmisano, Sr.:   Well, that's certainly going to be their decision, but
                  our job is to explain to them why it's in their best interest to do that, and we have programs, again, to incent them from making that change but, again, it's their choice. We're not going to force anything down anyone's throat. We want them to come on willingly, and if we're able to give -- it's our feeling, as with all of our doctors, is that we have really broken our necks to give our doctors equity. We want them not just to enjoy the benefits of profitable practices and good margins and all that sort of thing, and the services, but also to have a piece of the rock, to have ownership interest in OCA. So we've set up, over time, a number of plans where doctors have had some interest in OCA, and they've benefited significantly from it, and I think they -- it brings them closer to the organization. So what our plan is with the OrthAlliance doctors would be to come up with ways to give them stock, which would be restricted over a long term, for making some of these changes and, as the OCA stock grows, so do they grow, and it can be a very significant part of their net worth, if not the biggest part of their net worth, over some period of time, if they're in with us for a while, and we want them to be -- if it's seven years down the road, and someone decides that they want to retire, they're able to do it, they're able to live a good life, and it's OCA stock that did it, and so that's why we feel pretty certain that we'll be able to get a significant part of these guys converted to our model.



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D. Simpson:       OK, and just as a last question, I'm just trying to make sure
                  -- obviously, with the accounting, you guys have spent a lot of time addressing those issues, and I just want to make sure -- as these doctors roll in, that would continue to -- the accounting methodology, you've switched over to, that would remain consistent? There wouldn't be any change there?

B. Palmisano, Sr.:     That's correct. Right, and we have to -- I think in these
                  synergy numbers we gave you, that assumes conversion to our accounting. Yes, with OrthAlliance.

D. Simpson:       OK, thanks a lot.

Operator:         Bill Bonello with US Bancorp Piper Jaffray, please proceed with your question.

Bill Bonello:     Good morning, guys. I've got a handful of questions that sort of expand on some of what Doug was just asking, but just to make sure I understand this when you talk about the variability in the accretion, depending on the number of doctors that convert -- are you implying, then, that if the doctors don't agree to a three-year extension and to adopt your business systems, that those doctors will not become OCA doctors?

B. Palmisano, Sr.:     No. What it means is that they'll remain under the
                  contract they're currently with, but they are still in the OrthAlliance subsidiary of OCA now.

B. Bonello:       OK, and if that's the case, maybe I'm missing something here, but why would the deal necessarily be significantly less accretive if they don't extend their contracts or switch to your business system?

B. Palmisano, Sr.:     Why would it be less accretive if they do?

B. Bonello:       Well, if they don't, it seemed like you were saying it depends on the number of doctors that convert to your system how accretive it would be, and I guess I'm not necessarily understanding that. It seems like you're going to capture those doctors' management fees from those doctors regardless.

B. Palmisano, Sr.:     Right, well, we're going to capture the group -- first of
                  all, they'll extend -- just to be sure you understand, for purposes of -- it becomes more accretive the more doctors we add, who convert to our systems and extend their agreements.

                  If you're asking why it does, it only is because -- if they convert to our systems, we get to the synergies faster and, et cetera, not to mention the additional profits that come in. So that there's a minimum 30 percent that if we don't get to 30 percent of the total doctors, OCA has the option to walk away. What our intention is, is to get to 60 percent or 70 percent of the doctors, even though we pay more in terms of the stock price, it's a lot more accretive only because there are more doctors generating fees, and we're able to convert to our systems, which causes greater -- you know getting those synergies a lot quicker.

                  I don't know whether I'm asking your question, but?

D. Summers:       Bart, if I could just add -- the models built, as Bart Jr.
                  said, were based upon a 60 percent threshold -- those accretion numbers. The other 40 percent are still contributing their fees as part of the analysis. So we do feel it's a pretty conservative basis.

B. Bonello:       OK, and the 60 percent does not imply -- still, that 60
                  percent -- the way you'd be earning a fee on them as you're assuming the model, would still be 17 percent of revenue, not an EBIT sharing. Or does that assume that those 60 percent have also switched to an EBIT sharing or cash-sharing model?

B. Palmisano, Sr.:      That assumes they're under the same economics that they
                  are now.

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B. Bonello:       OK, great. That's helpful. And then, can you just, in terms of thinking through how the modeling implication and how you got to the 9 cents -- basically, the way you think about this, I assume, is to take sort of the run rate, practice level revenue of OrthAlliance, and your management fee is going to be somewhere around 17 percent of that, but can you kind of just walk us through what the high-level assumptions to get to that 9 cents were?

B. Palmisano, Sr.:      I think it's, first of all, taking OrthAlliance's --
                  annualizing their -- well, taking the previous 12 months and annualizing. What you've got to build into all that, too, is the fact that New Image was acquired, I think, sometime in mid-2000. So we have that. So we have a run rate. The second thing is we converted them to our method of accounting, which knocks them down -- knocks the service fee down several million dollars. Next, you know, we've run models, assuming there's a certain amount of doctor attrition and, for that, there's going to be a certain amount of repayment -- or payment to OCA under their normal contracts. In terms of goodwill, we're going to use purchase accounting, and I think it also assumes this provision where amortization of goodwill is no longer that necessary will come to pass. It assumes a tax rate -- OrthAlliance's current tax rate of about 44 percent, which is significantly higher than us. It assumes no synergies.

B. Bonello:             OK, that's helpful. Can you just tell us what goodwill
                  -- what the total goodwill would be, just in case the "A" doesn't disappear.

B. Palmisano, Jr.:     That's something that we're still in the process of
                  assessing right now.

                  If you look at the total, if you were to look at the maximize deal size, possibly, of $135 million, $140 million, they do have some receivables that we'd acquire at fair value, and, you know, so probably in the range, maybe, of $90 million to $100 million, but, again, that all needs to see -- that all needs to be determined.

B. Bonello:       Then just one, and the third thing you mentioned, you assumed some doctor attrition. Can you give us any sense of how much doctor attrition you kind of assume in that 9 cents?

B. Palmisano, Jr.:     How much doctor attrition we assume?

B. Bonello:       Yeah.

B. Palmisano, Jr.:     We assume 60 percent will sign their --

B. Bonello:       -- OK, I'll follow back up, but -- so you assume 60 percent contributing, essentially?

B. Palmisano, Jr.:     Right.

B. Bonello:       OK, perfect. Just so I understand this -- you said you were going to convert them to your accounting. So even though a bunch of the OrthAlliance doctors have a down payment, would you actually only record one twenty-sixth of the revenue for those doctors? Or if they're actually collecting a down payment, would you record something higher in the first month?

B. Palmisano, Jr.:     One twenty-sixth -- down payment or no down payment.

B. Bonello:       Really? Wow. So that's pretty conservative, OK. And then a final question -- sorry to ask so many -- do you intend to convert the pedos as well? I mean, there's no plan to not keep pediatric dentists?

B. Palmisano, Sr.:     Correct, there's no plan to not keep -- we like to get
                  those guys in the fold.

B. Bonello:       Great, thank you very much.

Operator:         Robert Maines with Advest, please proceed with your question.




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Robert Maines:    Yeah, good morning. I have a few here. To continue on the
                  pedodentists, could you sort of describe to me what role they would have within OCA and how many there are?

B. Palmisano, Sr.:     I think there are 25 pedodontists, pediatric dentists.
                  I believe their gross is about somewhere near $25 million in total. That's gross, that's not net revenue now, but that's gross. I think that -- and pediatric dentists really are a big source of referrals to the orthodontists. That's one of the attractive things about pediatric dentists. I think there are about 3,000 of them in the United States in total.

R. Maines:        And is that a line of business that you could see expanding?

B. Palmisano, Sr.:     Yeah, I'll tell you, you know, one of the exciting
                  things about that, it's kind of been -- as time has gone on, it's been my feeling that we're a business services company, we give a lot -- whether it's computer systems or office design or whatever the case is, it's got nothing to do with the clinic, and we think that the services that we offer, to some degree, are fairly generic that would apply to a pediatric dentist, who is a general dentist, I guess, in some respects, not an orthodontist. And the only difference is in the revenue recognition, I guess. It's a lot easier when services are rendered in month one and probably collected in month one. So in that respect, it makes it a little bit simpler.

                  Some of them have capitation, some of them have small, managed care concerns, but nothing of any great consequence. So I think we're all kind of excited about maybe sticking our toe into the water with the pediatric dentists and seeing what differences there might be and who knows what it might lead to?

D. Summers:       Bart, I would also add that we have found at OrthAlliance
                  that the combination between the pediatric dental practice and the ortho practice within one office can be a very lucrative combination for just the reason that Bart mentioned -- the referral from the pediatric dentist to the ortho is terrific, and it captures that relationship within an office instead of the pediatric dentist referring it out of the office.

R. Maines:        And that, in fact, is how they're structured when they
                  practice in tandem?

D. Summers:       Some of them are, not all, but we have found that when we can take a pediatric dental practice and put an ortho in the office, that is a great combination. So some of them are stand-alone pediatric dental practices, but we believe that the combination makes for a terrific model.

R. Maines:        Right. Bart, you know, in the past, when questions have come up to you guys about getting involved with general dentistry, you've always declined that opportunity and the track record of some of these companies that run these is not exactly stellar. What is it about this business that makes it more attractive than opportunities you might have looked at and declined in the past?

B. Palmisano, Sr.:     Well, I tell you, there have been some dental companies
                  that have talked to us -- we're not ready to get into the dental business because we have too many other things going, but one thing that comes to light is none of these companies have centralized systems the way that we have, and I cannot tell you how important that is. I mean, we are able to grow in Japan, because the computers are connected real-time to our servers in Metairie via the Internet. So it's inexpensive. When something goes wrong, we know about it immediately. The ones that I've seen, it's just kind of like almost shoebox kind of accounting. They're trying to get by the next day. They will proof companies -- we don't have any of that baggage, and we have experienced management. And my question is -- I have a brother-in-law that's a dentist, for example. Now, I'm not touting general dentistry or anything at this point, but he said, you know, I never once in my life liked filling out a payroll tax return. Why would anybody want that? I mean, how generic is that?

                  Well, we do all that stuff now via the Internet -- our purchasing system -- it just applies to more than just orthodontics -- those systems -- and I think that where these other companies have failed is that they, number one, were proof companies with no management and no experience and couldn't get capital, and


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                  they didn't know what was going on half the time and probably still don't know what's going on half the time. And we're kind of like crazy when it comes to information. I mean, there's nobody that comes close to analyzing information the way we do. But it keeps us out of trouble.

                  I'll give you a great example. Because of all the data in one spot now, we get it every day. An e-mail gets sent out every morning and what it does is predict the sales for the rest of the month. For example, we look at the number of case starts that were generated a year ago in that office. We know what the batting average is, and we look at the schedule, the new patients that are scheduled for new patients appointments for that month, and if you apply the batting average of these patients who are scheduled, then you can predict how many case starts there are going to be.

                  Well, if a year ago, this office started 25 and now we predict he's going to start 20, well we'll get someone from our corporate office to call, like, on -- if it's for the month of May to call on May 1st to say, "OK, let's start to -- we've got some guys in recall. Let's get them in if we can, let's pump a little more money into advertising," and it's all perspective. That comes from good information, and I can't -- you know, you take an old bricks-and-mortar kind of company -- orthodontics -- and you're applying the Internet and good systems to it. I mean, that's the way you make money out of the Internet, not the other foolishness that went on, and I just think it separates it -- it gives the pediatric part, to make a long story short, it gives us an opportunity to kind of dip our toe in the water, apply our systems to it and see. I have a lot of confidence in what might happen.

R. Maines:        All right. Just so I make sure I understand this -- if I am an
                  OrthAlliance orthodontist, I kind of have three options, is that correct? One is I can sign on with you and convert over to the full OCA systems, and that's the threshold on which the payment to OrthAlliance is based. My second option is that I don't re-up, but I'm still part of this subsidiary of OCA, and the third option is I can try to negotiate a buyout?

B. Palmisano, Sr.:     I guess all those are possible, yes.

R. Maines:        OK, but it's the ones who actually convert to your business model that the payment is based on-- the threshold payment is based on?

B. Palmisano, Sr.:     Yes.

R. Maines:        OK. Then could you just--

B. Palmisano, Sr.:     -- let me say this, Rob. When you say convert to our
                  business model, yeah, to adopt our systems?

R. Maines:        Yeah.

B. Palmisano, Sr.:     Yeah, right.

R. Maines:        Now, when you say "adopt your systems," does that mean
                  affordable payment and advertising?

B. Palmisano, Sr.:      No. The doctors have, you know, full, you know, all
                  that we ask is that if they're not advertising now, they don't want to start advertising if we have a conflict, that we mutually agreed to it. We're not forcing anybody to do that. We will do our best where it makes sense to persuade the doctors either to advertise, if they're not advertising, to take smaller down payments or whatever it might take to grow the business. And we're pretty successful at persuading, but, no, we don't force anybody to do anything.

R. Maines:        OK, but as long as they convert to your systems, then they would be included in that 30 percent to 60 percent threshold?

B. Palmisano, Sr.:      Yes.


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                                                                      Page 10

R. Maines:        OK. What is the average -- if you just look at their
                  orthodontists -- the average size of practice, I guess, that can gross revenues per year?

B. Palmisano, Sr.:     It's a little over a million -- about $1.1 million to
                  $1.2 million.

R. Maines:        OK, and how does that compare with where you've been running at OCA?

B. Palmisano, Jr.:     We've been running at about $750,000-- we're at about
                  $700,000, $750,000 right now.

B. Palmisano, Sr.:     Yeah, but when you define a practice -- I guess, in our
                  system, a practice consists of one orthodontist usually. With OrthAlliance, what they define as a practice would be a principal orthodontist and maybe several associates. So you still have a lot of orthodontic power, even though you say, "Well, gee, these are mighty big practices. How are you going to grow them?"

R. Maines:        Right, OK. I guess the answer is that what they're defining as a practice, actually is a bigger unit than what you're defining as a practice?

B. Palmisano, Sr.:     I think that's right.

R. Maines:        OK. I've got some others, but I'll just come back later,
                  thanks.

B. Palmisano, Sr.:     OK.

Operator:         Michael Baker with Raymond James, please proceed with your question.

Michael Baker:    Yes, I was wondering if the goodwill amortization did not
                  change, what that would do to the 9 cents?

B. Palmisano, Jr.:     Sorry, the goodwill amortization--

M. Baker:         -- in other words, you indicated in computing the 9 cents that you assumed the accounting change with respect to goodwill amortization. I was just wondering if, for some reason, that were delayed or didn't change on a timely basis, how much of that is in the 9 cents?

B. Palmisano, Jr.:     About 3.5 to 4 cents.

M. Baker:         OK, thank you.

Operator:         Andrew Shapiro with Lawndale Capital, please proceed with your question.

Andrew Shapiro:   Hi, two questions, forgive me if I missed something early on, and I didn't see it in the press release. What is the range of the number of shares to be issued, given the range, I guess, of the ratio you're offering?

B. Palmisano, Jr.:     Probably looking at anywhere from 1 million to 1.9
                  million shares.

A. Shapiro:       OK, and of the 1 million to 1.9 million shares to be issued, is there any form of a lockup or are these immediately salable shares?

B. Palmisano, Sr.:     They're salable.

A. Shapiro:       OK, and then, if I understand your proposed setup correctly, there could be two, I guess, decision trees or scenarios for the acquired doctors. They could either convert or not convert, and the doctors who convert, you're offering them, basically, more equity sharing or profits in return for paying
                  OCA, I guess, more


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                                                                      Page 11

                  management fee? And those who don't convert, they're going to pay you less, but they get less equity sharing. Is that kind of a broad-based approach to this? Or am I missing something?

B. Palmisano, Sr.:     Let me go down the tree. First of all, by virtue of the
                  fact that we acquired the stock, if you stop just at that point, nothing has changed relative to OrthAlliance's doctors' relationship with OrthAlliance. Nothing has changed, right, OK.

A. Shapiro:       They make less off each doctor than you folks are, though?

B. Palmisano, Sr.:     I don't think so, because of -- which I think has a lot
                  to do with the general administrative expenses and the magnitude of that. Just in terms of 17 percent of gross probably is less, in some cases. It all depends on their margins.

                  The second -- what we intend to do is to encourage the doctors to adopt a base amendment to their current agreements, and a base amendment would basically say two things, you know, one would be to extend three more years from the date we complete the merger. Number two, adopt OCA's business systems. If you do that, there will be some consideration that will be paid.

                  Now, the other thing we would like is to get the doctor to go to another phase, but it's entirely up to them. First of all, to the extent we don't get at least 30 percent of those guys signing base amendments, we can walk away from the deal. To the extent we get more than that, it becomes a good deal, very accretive, and I think there's more that can be offered to the OrthAlliance doctors, but that all depends on the percentages we get.

                  Now, let's take it a step further. We'd like to also offer to the OrthAlliance doctors the possibility of converting to our profit-sharing model, which is near and dear to my heart, because I think it matters a lot that if we were able to save them money, we share in part of it, and they do better, and it's always worked for us.

                  To do that, to make that change to the OCA profit-sharing model to the extent OCA gets additional earnings from that -- over and above that 17 percent -- we will pay the doctor something for that. Just like we're doing a practice acquisition, a normal practice acquisition. Then, finally, if a doctor -- another opportunity -- and, again, this is based on increasing OCA's fees, that if OCA's fees are increased by growth that would take place over a three-year period, then we'll give the doctor some more OCA stock, and all of this would be restricted to these last two tranches. Stock, so they can have ownership in a business, and again, it's just like us -- it benefits OCA, and it benefits the doctor. It basically shares -- it doesn't hurt us and it gives the doctor the ability to own some shares.

                  So those are the programs that we're working on right now, that we make available. So a doctor can choose not do anything, or a doctor can choose to go all the way, and we're going to do our best to persuade all of them, but you can't force the issue.

A. Shapiro:       Right. Now, that helps but leads to one additional question regarding the last two steps about the doctors moving further and going all the way. When you say there would be 1 to 1.9 million shares to be issued, that doesn't -- does that -- or that doesn't count for whether a good chunk of doctors choose to go all the way, right?

B. Palmisano, Sr.:     Right.  If a chunk of doctors -- if they choose to go all
                  the way, that means we get -- OCA gets additional fees it never anticipated, and the doctors are paying us additional fees, and we've got to pay them something for that.

A. Shapiro:       Now, if they sign on for an extension, you don't know how it's all going to work out, but if they sign on for an extension and, let's say, 60 percent of them are -- what is it in your model you're expecting would sign on



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                                                                      Page 12




                  for an extension? If that bulk signs on for extension, what is the additional consideration expected to be paid in terms of either how many shares or how much money?

B. Palmisano, Sr.:     Well, if it's solely for adopting the amendment, where
                  there's a three-year extension, if it's solely that, and the additional consideration is going to be relatively small, but it's something that we've kind of toyed around with, and it's kind of complicated, we want to try to get as many of these guys in as possible. I can't give you that number right now.

A. Shapiro:       OK, but I guess you had some projection when you did this
                  deal, of some type of bulk? Who's going to sign on for the full deal, some are just going to extend, et cetera -- what is this contingent consideration range that we can try to get a handle on?

B. Palmisano, Sr.:     Yeah, we'll have to give you that as soon as we have it
                  available.

A. Shapiro:       Well, is it another 1.9 million?

B. Palmisano, Sr.:     No, no, no, no, no, no.

A. Shapiro:       So you have no range right now as to what the additional
                  consideration might be?

B. Palmisano, Sr.:     Let me just say it will be relatively de minimis to OCA's
                  outstanding shares, but I can't give you a number right now.

A. Shapiro:       OK, thank you.

B. Palmisano, Sr.:     You're welcome.

Operator:         Steve Emerson with Emerson Investment Group, please proceed with your question.

Steve Emerson:    Yes, does this imply that you now have a second leg to your business model where you now have a tool or a method of acquiring -- call it "mature" practices -- and getting benefit from it?

B. Palmisano, Sr.:     Well, I think that even before OrthAlliance, we really
                  though that we could probably grow a practice to about
                  $1 million or $1.2 million and probably plateau out there, but by these new initiatives that we've done recently over the last couple of years, you know, one being, you know, having our doctors seeing patients in intervals, going from 30 days up to 45 days right now and continuing to increased intervals, where we extend the doctor, and then if you add into that the assistant -- the professional assistance program, or the GP program, where we have the orthodontist hire a GP. Now the threshold for an orthodontist is, we're thinking now, is, like, closer to $3 million. So it doesn't intimidate us to have guys whose average practice is now about $1 million or so. If you'd asked the question four years ago, it would have.

S. Emerson:       OK, and can you age the agreements of OrthoAlliance? How many of their agreements expire in three years?

B. Palmisano, Sr.:     Do you know, Denny?

D. Summers:       Yeah, I think that we have our founder group consists of about
                  55 practices, and they would expire in August of 2002. That's the first tranch. After that, they just vary according to when the acquisitions occurred from 1997 through the current date.

S. Emerson:       What would be the average?


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                                                                      Page 13


B. Palmisano, Sr.:     I think the average outstanding life was, like, 2.3
                  years as things are right now.

D. Summers:       That's correct.

B. Palmisano, Sr.:     But let me say something else. You can't equate the
                  OrthAlliance contract to the OCA contract. First of all, if an OrthAlliance doctor retires and, Denny, correct me if I'm wrong, we've spent a lot of time on this -- if he retires, he has to leave the practice the existing patient base. Now we've got to recruit someone to take his place as well as the facilities and that typically he can go back -- he can start a practice somewhere down the road beyond some radius, but that's an expensive proposition for anyone. What's the likelihood that people will do that? Well, you know, I think that the agreements themselves are typically 25-year agreements, just the way that we have them, but the doctors have committed only for some certain period of time to practice there, and, you know, I think that, given the -- it's unlikely that doctors, at a certain age, are going to just walk away and start all over again.

D. Summers:       That's correct. Just to add one other piece to that -- we own the practices under the OrthAlliance contracts. The company owns the practices, and the doctor has a separate employment agreement, and if he -- the time period I referred to earlier, with the 2.3 years average, refers to the employment agreement, and if the doctor were to decide to leave for retirement purposes or to move outside of some radius, then we still own the practice and have the right to put a doctor into that practice, and that's actually another benefit of this merger, because, with the extensive network of doctors that OCA currently has, and with our current base, that gives us a lot of opportunities to move doctors in and to consolidate practices within geographic areas.

S. Emerson:       OK, and how much overlap is there?

D. Summers:       Well, there is some overlap in major cities, certainly, but we don't think it's a significant problem. I think within certain major metropolitan areas, there certainly would be some overlap there, but there's such opportunity for growth that we don't see that as a problem.

S. Emerson:       Thank you.

Operator:         Phillip Goldstein with Opportunity Partners, please proceed with your question.

Phillip Goldstein:    Hi.  I'd like to know if you'd care to comment on the
                  status of pending litigation by some OrthAlliance doctors?

D. Summers:       We generally don't comment on pending litigation. I won't do that. I will say this -- I think that the merger gives us an opportunity to bring some of the doctor discontent about our stock price under control, and we think that this will be a great opportunity, as I said earlier, for the shareholders and the doctors in the company.

P. Goldstein:     Is there any provision in the merger agreement relating to the litigation?

D. Summers:       No. This is standard merger language. There's nothing unusual.

P. Goldstein:     OK, thank you.

Operator:         Duke Peters with Duke and Company, please proceed with your question.

Duke Peters:      Good day, gentlemen. I am wondering what the timing will be for this transaction?

B. Palmisano, Sr.:    What we've been told is that it might be in the third
                  quarter of the year? That it might be completed by the time they finish the filings with the SEC and all the other things that need to be done.

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                                                      Moderator:  John Glover
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                                                                      Page 14

D. Peters:        And do you anticipate or -- with regards to the contracts, these three-year extensions or an extension to three years for those contracts that are just about done?

B. Palmisano, Sr.:    It would bring them up to three years.

D. Peters:        So they are not three-year extensions for all doctors?

B. Palmisano, Sr.:    Right.

D. Peters:        Thank you.

Operator:         Randy Heck with Goodnow Gray, please proceed with your
                  question.

Randy Heck:       Thanks. Just to review -- the average orthodontist
                  compensation of OCA versus OrthAlliance -- how do those numbers compare?

B. Palmisano, Jr.:    Well, the average compensation, I think, for an OCA
                  doctor that's been with us for at least three years is about $420,000.

D. Summers:       I think that on the OrthAlliance side it's slightly higher than that, but I don't think it's significantly more. It's probably in the $500,000 range.

R. Heck: OK, and the number of orthodontists that come along, assuming they all convert, is, roughly, how many?

D. Summers:       Well, we have 175 practices and approximately 230 doctors, is the entire number.

R. Heck: OK. So, Bart, you're increasing your doctor count by almost 50 percent? Is that right?

B. Palmisano, Sr.:   Yes.

R. Heck:          For $130 million?

B. Palmisano, Sr.:   That's about right.

R. Heck: Yeah, OK, that sounds like a super deal. Thank you. See you this afternoon.

D. Summers:       For all of us, I think.

Operator:         David Einhorn with Greenlight Capital, please proceed with your question.

David Einhorn:    Hi. I've got several questions. Why do the OrthAlliance
                  doctors make more than the OCA doctors? Do they have a better deal in some fashion?

D. Summers:       I don't think it's that they have a better deal. I think it's primarily a function of the size of the practices. As we indicated earlier, the revenue amount, I think, is higher on our practices and, as I said a minute ago, with 175 practices and 230 doctors, you can see that you have approximately 50 doctors who are associates or employee doctors, who are not doctor owners. So that means that in the practices you have approximately 50 doctors who are working as associates for the doctor owners, and I think that enhances the profitability in those practices.

D. Einhorn:       How many patients are under treatment at OrthAlliance? What's the patient count?

D. Summers:       I'm sorry, I don't know the answer to that.

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                                                               Res. #18907049
                                                      Moderator:  John Glover
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                                                                      Page 15

B. Palmisano, Sr.:     I think one of the -- the systems aren't like our systems
                  yet, you know, but once they convert to ours --

D. Einhorn:       Right. Do you know the number of annual case starts?

D. Summers:       I do not know that.

D. Einhorn:       Do you know the rate of same-store sales growth?

D. Summers:       Yes.  That's been -- it historically has been about 8 percent.

D. Einhorn:       OK, and, lastly, when you issue the restricted shares as part of the, I guess, inducement to get these guys to pay you bigger fees, is it that the shares are restricted? And because they're restricted, they don't go into the share count for some period of time? How does that work? And what is that period of time?

B. Palmisano, Sr.:     When we issue shares to these guys. It goes into the
                  account immediately.

D. Einhorn:       OK, thanks a lot, guys.

B. Palmisano, Sr.:     OK.

Operator:         Tim Ebright with Goldman Sachs Asset Management, please
                  proceed with your question.

Tim Ebright:      Good morning, Bart. Good morning, Dennis.

B. Palmisano, Sr.:     Good morning.

T. Ebright:       OrthAlliance is wrestling with one or two doctors lawsuits.
                  Must these be settled as a condition to closing?

D. Summers:       No. They do not.

J. Glover:        Operator, we'll take one more question.  We have to move on.

Operator:         Robert Maines with Advest, please proceed with your follow-up question.

R. Maines:        Yeah, thanks. Kind of a cynical question -- I guess these are related. Nobody on this call now, but in the past, I know there have been folks at OrthAlliance who have said some of the things about OCA that other practitioners have said about
                  OCA, you know, the way that you do the advertising, the affordable payment plans. Do you anticipate kind of a cultural issue between OCA and OrthAlliance? And somewhat related, do OrthAlliance or practitioners, assuming that they do stay on the current payment method, and they don't adopt the OCA advertising and pricing policies, how does that differ from the Ronconi division that you used to have?

B. Palmisano, Sr.:     Let me answer the first question first. I think, you
                  know, the 20-or-so practices of these non-advertising practices that we have are -- they're good doctors, they continue to grow, the margins are continually pretty good. The difference has been we weren't adamant about the adoption of our business systems, and this time we're adamant about it, because, first of all, it's very difficult for doctors to want to change -- or for anybody to want to change, but these business systems have gotten so good now, and generate so much

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                                                      Moderator:  John Glover
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                                                                      Page 16

                  profit for the doctor and for us, that's one of the things we're going to insist on, and it's like going on a diet. OK, make the change, you know, and you may not be happy for the first month or so, but after that, you're going to be extremely happy, which has been our experience.

                  To answer your first question, which I'd really appreciate you repeating.

D. Summers:       Well, I think you were asking about the cultural differences and how some of the OrthAlliance doctors might react. Was that your question?

R. Maines:        Yeah.

D. Summers:       I'd be happy to try to answer that, and Bart may have his own thoughts. I think that this will be a relatively smooth transition. There are some differences in the cultures, but within the OrthAlliance family of doctors, we have both advertising practices and non-advertising practices. More of ours are the traditional non-advertising practice, that's true, but we do have some doctors who advertise and who are very successful at it, and we have found that giving the doctor the choice is the key there, and in this regard, this merger will not require our doctors to advertise. I think that Bart and his team will try to persuade some doctors that advertising can make them more profitable and so forth, but they will not be required to change what they're doing currently. So that, I think, is attractive from our doctors' standpoint. We think that -- in our company we have integrated another company, New Image, that we acquired a year ago, and there were some cultural differences there between the two companies also, but we worked very hard to try to bring the two together, and I know that Bart is committed to doing that as is our team of doctors.

R. Maines:        OK, very good, and that's an excellent explanation with the business systems, Bart, thanks.

B. Palmisano, Sr.:      OK, great.  Thanks a lot. OK, well, everyone, it's kind
                  of -- we appreciate all of you being on the call. It's kind of a -- while we didn't intend this to happen, today is our investor day conference in New York, and it will be our first one, and then with this OrthAlliance merger, which kind of all came together, it's been pretty exciting for us. We think it's a tremendous opportunity, once again, for us, and I think we're all wise to try to execute our plan real well and get as many doctors into the fold as we can, and we'll certainly report to you guys as things go along.

                  Once again, I'd like to thank all of you for participating, and we'll talk to you soon. Denny, do you have any--

D. Summers:       -- no, I would just say that we're also excited about this, and we appreciate your interest and enthusiasm in the call today.

B. Palmisano, Sr.:      Thanks very much.

Operator:         Ladies and gentlemen, that does conclude our conference call for today. You may all disconnect and thank you for participating.


                  CERTAIN STATEMENTS CONTAINED IN THIS TRANSCRIPT MAY NOT BE BASED ON HISTORICAL FACTS AND ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THEIR REFERENCE TO A FUTURE PERIOD OR PERIODS OR BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "MAY," "MIGHT," "WILL," "WOULD," OR "INTEND." THESE FORWARD-LOOKING STATEMENTS

                                               ORTHODONTIC CENTERS OF AMERICA
                                                               Res. #18907049
                                                      Moderator:  John Glover
                                                       5/17/01 - 7:00 a.m. MT
                                                                      Page 16

                  INCLUDE, WITHOUT LIMITATION, THOSE RELATING TO OCA'S GROWTH, SHAREHOLDER VALUE, BENEFITS TO ORTHALLIANCE'S AFFILIATED ORTHODONTISTS AND PEDODONTISTS, ACCOUNTING AND TAX TREATMENTS OF THE MERGER, AND EFFECTS, BENEFITS, PROSPECTS AND COMPLETION OF THE MERGER. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS TRANSCRIPT IN THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS, DUE TO A VARIETY OF FACTORS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, FAILURE OR DELAY IN OBTAINING REQUIRED STOCKHOLDER APPROVAL, THE COMPANIES' FAILURE TO CONSUMMATE THE MERGER, INABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES AFTER THE MERGER, ADVERSE CHANGES IN THE COMPANIES' FINANCIAL RESULTS AND CONDITIONS, CHANGES IN GENERAL ECONOMIC CONDITIONS AND BUSINESS CONDITIONS, CHANGES IN OCA'S OPERATING OR EXPANSION STRATEGY, THE ABILITY OF OCA TO ATTRACT AND RETAIN QUALIFIED PERSONNEL AND ORTHODONTISTS, THE ABILITY OF OCA TO EFFECTIVELY MARKET ITS SERVICES AND PRODUCTS, OCA'S EXPECTATIONS AND ESTIMATES CONCERNING FUTURE FINANCIAL PERFORMANCE, FINANCING PLANS AND THE IMPACT OF COMPETITION, ANTICIPATED TRENDS IN OCA'S BUSINESS, EXISTING AND FUTURE REGULATIONS AFFECTING OCA'S BUSINESS, OCA'S DEPENDENCE ON EXISTING SOURCES OF FUNDING, AND OTHER FACTORS GENERALLY UNDERSTOOD TO AFFECT THE FINANCIAL RESULTS OF ORTHODONTIC PRACTICE MANAGEMENT COMPANIES, AND OTHER RISKS DETAILED FROM TIME TO TIME IN OCA'S RELEASES AND ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE ON WHICH SUCH STATEMENTS WERE MADE.

                  IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
                  INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.